news release

ArcelorMittal announces amendments to its credit facilities and publication of notice of redemption of its Subordinated Perpetual Capital Securities

Luxembourg, 21 January 2014 - ArcelorMittal announces the completion of amendments to two credit facilities on 26 November 2013. It reduced its syndicated revolving credit facility originally entered into in March 2011, which may be utilized for general corporate purposes and which matures in 2016, from $6bn to $3.6bn. It also reduced its syndicated revolving credit facility originally entered into in May 2010, which may be utilized for general corporate purposes, from $4bn to $2.4bn, and it extended the maturity date of that facility to 6 November 2018.

Separately, ArcelorMittal confirms that it has given notice today that it will redeem all of its outstanding U.S.$650,000,000 Subordinated Perpetual Capital Securities (ISIN/Common Code: XS0836559178/083655917) on 20 February 2014 following the occurrence of a “Ratings Agency Event”, as defined in the terms of the securities. The notes will be redeemed at a redemption price of 101% of the principal amount thereof, plus any interest accrued to but excluding the redemption date.